                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                            Sterling Software, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  859547-10-1
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Charles D. Maguire, Jr.
                          901 Main Street, Suite 6000
                              Dallas, Texas  75202
                                 (214) 953-6000
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 July 27, 1995
- --------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 2
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly  ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          395,954
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,596,965
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          300,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,896,965
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      7.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 3
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Wyly, Jr.   ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          563,590
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,248,273
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          300,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,548,273
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      6.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 4
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-231-9145
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          300,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          300,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      300,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      1.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 5
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Wyly Group
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,259,544
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,145,238
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,145,238
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      11.8%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN, PN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 6
- -----------------------                                  ---------------------

Item 1.   Security and Issuer.
          -------------------

          Not amended.

Item 2.   Identity and Background.
          -----------------------

          Not amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended to read in its entirety as follows:

          As detailed below, on June 27, 1995, three trusts of which Sam Wyly is trustee acquired from the Company warrants to purchase an aggregate of 101,011 shares of Common Stock in exchange for an aggregate of 74,995 shares of Series B Preferred Stock, par value $0.10 per share, of the Company (the "Preferred Stock") held by such trusts and having a value equal to the value of such warrants.

                                   Number of Shares    Number of Shares
                                     of Preferred             of
                                        Stock            Common Stock
         Name of Trust                Exchanged       Underlying Warrants
         -------------             ----------------   -------------------

Laurie L. Wyly Revocable Trust         24,998               33,670
Lisa Wyly Revocable Trust              24,999               33,671
Kelly Wyly Elliott Trust               24,998               33,670

          As detailed below, on June 27, 1995, four trusts of which Charles J. Wyly, Jr. is trustee acquired from the Company warrants to purchase an aggregate of 134,683 shares of Common Stock in exchange for an aggregate of 99,995 shares of Preferred Stock held by such trusts and having a value equal to the value of such warrants.

                                   Number of Shares    Number of Shares
                                     of Preferred             of
                                        Stock            Common Stock
         Name of Trust                Exchanged       Underlying Warrants
         -------------             ----------------   -------------------

Martha Caroline Wyly Trust             24,999               33,671
Charles J. Wyly III Trust              24,999               33,671
Emily Ann Wyly Trust                   24,998               33,670
Jennifer Lynn Wyly Trust               24,999               33,671

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 7
- -----------------------                                  ---------------------

          The warrants acquired by the trusts of which Messrs. Sam and Charles Wyly are trustees are exercisable, beginning on September 25, 1995, at an exercise price of $36.50 per share (the fair market value of the Common Stock on June 27, 1995) and will expire on June 27, 1997.

Item 4.   Purpose of Transaction.
          ----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended to read in its entirety as follows:

          Sam Wyly beneficially owns 1,896,965 shares, or 7.3%, of the Common Stock of the Company. Sam Wyly beneficially owns 1,100,000 of such shares by virtue of his ownership of options, beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs and beneficially owns an aggregate of 358,353 of such shares as trustee of the trusts listed below (through direct ownership by such trusts of 257,342 shares and beneficial ownership by such trusts of an additional 101,011 shares as a result of such trusts' ownership of warrants):

                                                    NUMBER OF SHARES
                      NAME OF TRUST                BENEFICIALLY OWNED
                      -------------                ------------------
        1.  The Christiana Parker Wyly Trust              34,890
        2.  The Andrew David Sparrow Wyly Trust           34,890
        3.  The Laurie L. Wyly Revocable Trust            97,624
        4.  The Lisa Wyly Revocable Trust                 95,425
        5.  The Kelly Wyly Elliott Trust                  95,524

          Sam Wyly possesses sole voting power with respect to 395,954 shares of Common Stock, sole dispositive power with respect to 1,596,965 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

          Charles J. Wyly, Jr. beneficially owns 1,548,273 shares, or 6.1%, of the Common Stock of the Company. Charles Wyly beneficially owns 550,000 of such shares by virtue of his ownership of options, beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs, and beneficially owns an aggregate of 441,699 of such shares as trustee of the trusts listed below (through direct ownership by such trusts of 307,016 shares and beneficial ownership by such trusts of an additional 134,683 shares as a result of such trusts' ownership of warrants):

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 8
- -----------------------                                  ---------------------

                                            NUMBER OF SHARES
                NAME OF TRUST              BENEFICIALLY OWNED
                -------------              ------------------
     1.  The Martha Caroline Wyly Trust          110,425
     2.  The Charles J. Wyly III Trust           110,425
     3.  The Emily Ann Wyly Trust                110,424
     4.  The Jennifer Lynn Wyly Trust            110,425

          Charles J. Wyly, Jr. possesses sole voting power with respect to 563,590 shares of Common Stock, sole dispositive power with respect to 1,248,273 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

          Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.2%, of the Common Stock of the Company.

          The Reporting Persons as a group beneficially own 3,145,238 shares, or 11.8%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 3,145,238 shares of Common Stock.

          Except as otherwise reflected in Item 3 and this Item 5, no transactions in the Common Stock were effected by any of the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 9
- -----------------------                                  ---------------------

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Not amended.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1.  Agreement pursuant to Rule 13d-1(f)(1)(iii).(1)
          Exhibit 2. Form of Loan Agreement dated as of February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance, S.A., including Form of Promissory Note.(2)
          Exhibit 3. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)
          Exhibit 4. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)
          Exhibit 5.  Form of Guarantee of Lehman Brothers Holdings Inc.(2)
          Exhibit 6. Form of Pledge Agreement, dated as of February 23, 1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)


- -------------------------

     (1)  Filed herewith.

     (2)  Previously filed with Amendment No. 21 to this Schedule 13D.

- -----------------------                                  ---------------------
  CUSIP NO. 859547-10-1                 13D                            Page 10
- -----------------------                                  ---------------------

                                   SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  July 27, 1995                    /s/ Sam Wyly
                                        -------------------------------------
                                        Sam Wyly


                                        /s/ Charles J. Wyly, Jr.
                                        -------------------------------------
                                        Charles J. Wyly, Jr.


                                        MAVERICK ENTREPRENEURS FUND, LTD.
                                        (formerly
                                        FIRST DALLAS LIMITED)


                                        By: /s/ Sam Wyly
                                           ----------------------------------
                                             Sam Wyly,
                                             General Partner


                                        By: /s/ Charles J. Wyly, Jr.
                                           ----------------------------------
                                             Charles J. Wyly, Jr.,
                                             General Partner